Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplement dated

September 12, 2012 and the Prospectus dated April 12, 2012

Registration No. 333-180685

September 12, 2012

MERITAGE HOMES CORPORATION

$110,000,000 1.875% Convertible Senior Notes due 2032

The information in this pricing term sheet supplements the information in the preliminary prospectus supplement dated September 12, 2012, including the documents incorporated by reference therein (the “Prospectus Supplement”), and the related base prospectus dated April 12, 2012.

Issuer:	Meritage Homes Corporation

Exchange/Symbol for the Issuer’s common stock	NYSE: MTH

Trade Date:	September 13, 2012

Expected Settlement Date:	September 18, 2012

Security:	1.875% Convertible Senior Notes due 2032

Guarantors:	All of the Issuer’s current 100% owned subsidiaries.

Offering size:	$110 million aggregate principal amount

Over-Allotment Option:	15% ($16.5 million)

Net Proceeds to the Issuer:	The Issuer estimates that the net proceeds from this offering, after deducting the underwriters’ discounts, commissions and estimated expenses of the Issuer related to the offering, will be approximately $106.4 million (or $122.4 million if the underwriters exercise their option to purchase additional notes in full). The Issuer intends to use the net proceeds of this offering for general corporate purposes.

Distribution:	SEC Registered

Maturity Date:	September 15, 2032, unless earlier purchased, converted or redeemed.

Redemption at the Issuer’s Option:	Prior to September 20, 2017, the notes will not be redeemable at the Issuer’s option. At any time on or after September 20, 2017 and prior to the maturity date, the Issuer may redeem for cash all or part of the notes. The redemption price will equal 100% of the principal amount of the notes being redeemed, plus accrued but unpaid interest (including additional interest, if any) to, but excluding, the redemption date.

Repurchase at the Option of Holders:	Holders may require the Issuer to purchase all or any portion of their notes for cash on each of September 15, 2017, September 15, 2022 and September 15, 2027 (each, a “repurchase date”). The repurchase price will equal 100% of the principal amount of the notes to be repurchased, plus accrued but unpaid interest (including additional interest, if any) to, but excluding, the relevant repurchase date.

Repurchase at the Option of Holders upon a Fundamental Change:	If a fundamental change occurs prior to the stated maturity date, holders may require us to repurchase for cash all or any portion of their notes in integral multiples of $1,000 at a fundamental change repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest (including additional interest, if any) to, but excluding, the fundamental change repurchase date.

Interest Rate:	1.875%

Issue Price:	100% plus accrued interest, if any, from the issue date

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2013

Record Dates:	March 1 and September 1

Reference Price:	$39.42

Initial Conversion Rate:	17.1985 shares of common stock for each $1,000 principal amount of notes

Initial Conversion Price:	Approximately $58.14 per share of common stock

Initial Conversion Premium:	47.5%

Limitation on Beneficial Ownership:	In order to preserve the tax treatment of the Issuer’s net operating loss carryforwards under the Internal Revenue Code, holders of the notes will be subject to a limitation on beneficial ownership upon conversion, as described in the Prospectus Supplement.

CUSIP/ISIN Numbers:	CUSIP: 59001A AR3 ISIN: US59001AAR32

Joint Book-Running Managers:	Citigroup Global Markets Inc., J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	JMP Securities LLC

Adjustments to Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares by which the conversion rate for each $1,000 principal amount of the notes shall be increased based on the stock price and the effective date of such make-whole fundamental change:

	Stock Price
Effective Date	$39.42	$45.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00	$120.00	$130.00
September 18, 2012	8.1693	6.4183	5.0963	3.3115	2.2322	1.5502	1.1118	0.8219	0.6342	0.5120	0.4348
September 15, 2013	8.1693	6.3042	4.9365	3.1134	2.0287	1.3607	0.9437	0.6791	0.5142	0.4138	0.3550
September 15, 2014	8.1693	6.1310	4.7099	2.8428	1.7635	1.1232	0.7411	0.5150	0.3854	0.3134	0.2716
September 15, 2015	8.1693	5.8647	4.3703	2.4557	1.3995	0.8135	0.4919	0.3240	0.2445	0.2106	0.1869
September 15, 2016	8.1693	5.4458	3.8227	1.8384	0.8585	0.3994	0.2048	0.1411	0.1226	0.1087	0.0970
September 20, 2017	8.1693	5.0237	2.8015	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•

between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later effective dates based on a 365-day year as applicable;

•	in excess of $130.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and

•	less than $39.42 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding anything in the indenture to the contrary, the Issuer will not increase the conversion rate to more than 25.3678 shares per $1,000 principal amount of notes pursuant to the events described above upon a make-whole fundamental change. However, the Issuer will adjust such number of shares for the same events for which it must adjust the conversion rate as described under “Description of the Notes—Conversion Rate Adjustments” in the Prospectus Supplement.

This information does not purport to be a complete description of the notes or this offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Meritage Homes Corporation has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the preliminary prospectus supplement) in that registration statement and other documents Meritage Homes Corporation has filed with the SEC for more complete information about Meritage Homes Corporation and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus and preliminary prospectus supplement relating to the offering may be obtained from your sales representative: Citigroup Global Markets Inc., fax: (212) 816-7912; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179 (fax: (212) 622-8358; Deutsche Bank Securities Inc., Fax (212) 797-9344; or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 866-500-5408.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.